SCHEDULE 13G
Tricon Global Restaurants Inc.
Class A Common Stock No Par Value

Cusip #:  895-953-10-7
Item 1:  Reporting Person Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  10,064,600
Item 7:  -0-
Item 8:  10,064,600
Item 9:  10,064,600
Item 11: 6.6%
Item 12:  IA


Cusip #:  895-953-10-7
Item 1:  Reporting Person Tiger
Performance L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6:  6,429,500
Item 7:  -0-
Item 8:  6,429,500
Item 9:  6,429,500
Item 11: 4.2%
Item 12:  IA


Cusip #:  895-953-10-7 Item 1:
Reporting Person Julian H.
Robertson, Jr.
Item 4: U.S.
Item 5:  -0-
Item 6:  16,494,100
Item 7:  -0-
Item 8:  16,494,100

Item 9:  16,494,100

Item 11: 10.8%

Item 12:  IN

Item 1 (a). Tricon Global
Restaurants Inc.

Item 1 (b). 1441 Gardiner Lane,
Louisville, Kentucky 40213

Item 2 (a).  This statement is
filed on behalf of Tiger Management
L.L.C. ("TMLLC") and Tiger
Performance L.L.C. ("TPLLC).

Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.

Item 2 (b).  The address of each
reporting person is 101 Park
Avenue, New York, NY 10178.

Item 2 (c).  Incorporated by
reference to item (4) of the cover
page pertaining to each reporting
person.
Item 2 (d).  Class A Common Stock
No par value.
Item 2 (e).  CUSIP Number:
895-953-10-7
Item 3. TMLLC and TPLLC are
investment advisers registered
under Section 203 of the Investment
Advisers Act of 1940.

Item 4.  Ownership as of
December 31, 1997 is incorporated
by reference to items (5) - (9) and
(11) of the cover page pertaining
to each reporting person.

Item 5.  Not applicable.

Item 6.  Other persons are
known
to have the right to receive
dividends from, or proceeds from
the sale of, such securities. The
interest The Jaguar Fund N.V., a
Netherlands Antilles corporation is
more than 5%.

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable


Item 10.  By signing below, I
certify that, to the best of my
knowledge and belief, the
securities referred to above were
acquired in the ordinary course of
business and were not acquired for
the purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not acquired in
connection with or as a participant
in any transaction having such
purpose or effect. After reasonable
inquiry and to the best of my
knowledge and belief, I certify
that the information set forth in
this statement is true, complete
and correct.

January 9, 1998

TIGER MANAGEMENT L.L.C. /s/  Nolan
Altman, Chief Financial Officer
TIGER PERFORMANCE L.L.C. /s/ Nolan
Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95 On File with Schedule 13G
for Kohl's Corp. 2/7/95


AGREEMENT

The undersigned agree that this
Schedule 13G dated January 9, 1998
relating to shares of Class A
common stock of Tricon Global
Restaurants Inc. shall be filed on
behalf of each of the undersigned.


TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer JULIAN H.

ROBERTSON, JR.

By:  /s/  Nolan Altman Under Power

of Attorney dated 1/27/95 On File

with Schedule 13G for Kohl's

Corp. 2/7/95